UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549


                               FORM 11-K

  FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


   X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND
  ---                    EXCHANGE ACT OF 1934

              For the fiscal year ended December 31, 2003

                                  OR

   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
---                              ACT OF 1934

            For the transition period from   N/A   to   N/A


                     COMMISSION FILE NUMBER 1-5046


                    CNF INC. THRIFT AND STOCK PLAN

                               CNF INC.
                 Incorporated in the State of Delaware
             I.R.S. Employer Identification No. 94-1444798
          3240 Hillview Avenue, Palo Alto, California  94304
                    Telephone Number (650) 494-2900


                              SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons administering the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   CNF Inc. Thrift and Stock Plan

June 21, 2004



                                   /s/ Mark C. Thickpenny
                                   ___________________________________
                                   Mark C. Thickpenny
                                   Chairman, CNF Inc. Benefits
                                   Administrative Committee








     CNF INC. THRIFT AND STOCK PLAN

     FINANCIAL STATEMENTS AND SCHEDULE
     AS OF DECEMBER 31, 2003 AND 2002
     AND FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
     TOGETHER WITH REPORT OF INDEPENDENT REGISTERED
     PUBLIC ACCOUNTING FIRM




        Report of Independent Registered Public Accounting Firm





To the Finance Committee of the
   CNF Inc. Board of Directors:

We have audited the accompanying statements of net assets available for benefits of the CNF Inc. Thrift and Stock Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years ended December 31, 2003 and 2002, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statements of net assets available for benefits and statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

/s/   KPMG LLP



Portland, Oregon
June 11, 2004








                    CNF INC. THRIFT AND STOCK PLAN
                      DECEMBER 31, 2003 AND 2002




              INDEX TO FINANCIAL STATEMENTS AND SCHEDULE



FINANCIAL STATEMENTS:

 Statement of Net Assets Available for Benefits as of December 31, 2003       1


 Statement of Net Assets Available for Benefits as of December 31, 2002       2

 Statement of Changes in Net Assets Available for Benefits for the Year
     Ended December 31, 2003                                                  3

 Statement of Changes in Net Assets Available for Benefits for the Year
     Ended December 31, 2002                                                  4

NOTES TO FINANCIAL STATEMENTS                                                 5


SUPPLEMENTAL SCHEDULE:

 Schedule I:Schedule H, Line 4i - Schedule of Assets (Held at End of
            Year) as of December 31, 2003                                    13







                                                CNF INC. THRIFT AND STOCK PLAN
                                       STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                    AS OF DECEMBER 31, 2003


                                  Participant
                                   Directed                             Non-Participant Directed
                                --------------  -------------------------------------------------------------------------
                                                                                               Retiree
                                                Restricted                                     Health
                                                   CNF         CNF Preferred  CNF Preferred    Savings
                                                Common Stock    Stock Fund-    Stock Fund-     Account
                                                   Fund          Allocated     Unallocated     (401(h))         Total
                                               -------------- -------------- -------------- -------------- --------------
ASSETS:
 Investments, at fair value-
  Shares in registered
   investment companies         $ 401,670,700  $          -   $          -   $          -   $          -   $ 401,670,700
  Common trust funds              171,045,765             -              -              -              -     171,045,765
  Participant loans                48,465,757             -              -              -              -      48,465,757
  CNF equity                       39,435,308     65,130,965     78,138,264     85,597,062             -     268,301,599
                                -------------- -------------- -------------- -------------- -------------- --------------
   Total investments              660,617,530     65,130,965     78,138,264     85,597,062             -     889,483,821

 Net assets held in 401(h)
  account (Notes 3 and 8)                  -              -              -              -       8,928,344      8,928,344


 Contributions receivable-
  Participants                      1,668,837             -              -              -              -       1,668,837
  CNF                                      -       2,630,688            -              -              -        2,630,688
                                -------------- -------------- -------------- -------------- -------------- --------------
   Total contributions
    receivable                      1,668,837      2,630,688             -              -              -       4,299,525

  Due from CNF Preferred
    Stock Fund - Unallocated               -              -       3,148,871             -              -       3,148,871
  Dividend receivable                      -              -              -       5,003,598             -       5,003,598
  Cash                                 15,460             -              -              -              -          15,460
                                -------------- -------------- -------------- -------------- -------------- --------------
   Total assets                   662,301,827     67,761,653     81,287,135     90,600,660      8,928,344    910,879,619
                                -------------- -------------- -------------- -------------- -------------- --------------

LIABILITIES:
 Notes payable (Note 5)                    -              -              -    (101,700,000)             -   (101,700,000)
 Accrued interest payable                  -              -              -      (3,839,150)             -     (3,839,150)
 Due to CNF (Note 1)                       -              -              -      (1,164,448)             -     (1,164,448)
 Due to CNF Preferred Stock                -              -              -      (3,148,871)             -     (3,148,871)
  Fund - Allocated
 Amounts related to
  obligation of 401(h)
  account (Notes 3 and 8)                  -              -              -              -      (8,928,344)    (8,928,344)
                                -------------- -------------- -------------- -------------- -------------- --------------
   Total liabilities                       -              -              -    (109,852,469)    (8,928,344)  (118,780,813)
                                -------------- -------------- -------------- -------------- -------------- --------------
NET ASSETS AVAILABLE FOR
    BENEFITS                    $ 662,301,827  $  67,761,653  $  81,287,135  $ (19,251,809) $           -  $ 792,098,806
                                ============== ============== ============== ============== ============== ==============

                                                   See accompanying notes to financial statements.



                                                CNF INC. THRIFT AND STOCK PLAN
                                       STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                      AS OF DECEMBER 31, 2002

                                 Participant
                                   Directed                             Non-Participant Directed
                                --------------  -------------------------------------------------------------------------
                                                                                               Retiree
                                                Restricted                                     Health
                                                   CNF         CNF Preferred  CNF Preferred    Savings
                                                Common Stock    Stock Fund-    Stock Fund-     Account
                                                   Fund          Allocated     Unallocated     (401(h))         Total
                                               -------------- -------------- -------------- -------------- --------------
ASSETS:
 Investments, at fair value-
  Shares in registered
   investment companies         $ 285,376,840  $          -   $          -   $          -   $          -   $ 285,376,840
  Common trust funds              147,310,760             -              -              -              -     147,310,760
  Participant loans                44,596,428             -              -              -              -      44,596,428
  CNF equity                       36,590,663     56,917,091     70,296,253     95,348,592             -     259,152,599
                                -------------- -------------- -------------- -------------- -------------- --------------
   Total investments              513,874,691     56,917,091     70,296,253     95,348,592             -     736,436,627


 Net assets held in 401(h)
  account (Notes 3 and 8)                  -              -              -              -       4,212,988      4,212,988


 Contributions receivable-
  Participants                      2,101,154             -              -              -              -       2,101,154
  CNF                                      -       2,722,722             -              -              -       2,722,722
                                -------------- -------------- -------------- -------------- -------------- --------------
   Total contributions
    receivable                      2,101,154      2,722,722             -              -              -       4,823,876

 Due from CNF Preferred Stock
  Fund - Unallocated                       -              -       3,096,095             -              -       3,096,095
 Dividend receivable                       -              -              -       5,123,532             -       5,123,532
 Cash                                   7,608             -              -              -              -           7,608
                                -------------- -------------- -------------- -------------- -------------- --------------
   Total assets                   515,983,453     59,639,813     73,392,348    100,472,124      4,212,988    753,700,726
                                -------------- -------------- -------------- -------------- -------------- --------------

LIABILITIES:
 Notes payable (Note 5)                    -              -              -    (111,800,000)            -    (111,800,000)
 Accrued interest payable                  -              -              -      (4,142,150)            -      (4,142,150)
 Due to CNF (Note 1)                       -              -              -        (981,383)            -        (981,383)
 Due to CNF Preferred Stock
  Fund - Allocated                         -              -              -      (3,096,095)            -      (3,096,095)
 Amounts related to
  obligation of 401(h)                     -              -              -              -      (4,212,988)    (4,212,988)
  account (Notes 3 and 8)
                                -------------- -------------- -------------- -------------- -------------- --------------
   Total liabilities                      -               -              -    (120,019,628)    (4,212,988)  (124,232,616)
                                -------------- -------------- -------------- -------------- -------------- --------------

NET ASSETS AVAILABLE FOR
 BENEFITS                       $ 515,983,453  $  59,639,813  $  73,392,348  $ (19,547,504)            -   $ 629,468,110
                                ============== ============== ============== ============== ============== ==============

                                           See accompanying notes to financial statements.



                                          CNF INC. THRIFT AND STOCK PLAN
                            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                       FOR THE YEAR ENDED DECEMBER 31, 2003

                                  Participant
                                   Directed                Non-Participant Directed
                                --------------  --------------------------------------------

                                                Restricted
                                                   CNF         CNF Preferred  CNF Preferred
                                                Common Stock    Stock Fund-    Stock Fund-
                                                   Fund          Allocated     Unallocated       Total
                                               -------------- -------------- -------------- --------------
ADDITIONS:
 Participant contributions      $  63,254,138  $          -   $          -   $          -   $  63,254,138
 CNF contributions                         -      10,162,067             -       7,706,100     17,868,167
 Rollover contributions             2,375,240             -              -              -       2,375,240
 Allocation of preferred shares
  to TASP participants, at
  cost                                     -              -       7,784,917             -       7,784,917
 Dividend and interest income       4,074,585        733,877             -      10,072,200     14,880,662
 Net appreciation
  (depreciation)in fair
  value of Investments
  (Note 4)                        108,586,213      1,719,932      3,049,385     (1,939,172)   111,416,358
                                -------------- -------------- -------------- -------------- --------------
    Total additions               178,290,176     12,615,876     10,834,302     15,839,128    217,579,482


DEDUCTIONS:
  Distributions to participants   (34,360,312)    (5,040,689)            -              -     (39,401,001)
  Transfers to other plans             (1,897)        (1,272)        (1,183)            -          (4,352)
  Allocation of preferred shares
   to TASP participants, at
   cost                                    -              -              -      (7,784,917)    (7,784,917)
  Allocation of preferred shares
   to Menlo Worldwide
   Forwarding Inc. Savings Plan
   participants, at cost                   -              -              -         (80,216)       (80,216)
  Interest expense                         -              -              -      (7,678,300)    (7,678,300)
                                -------------- -------------- -------------- -------------- --------------
    Total deductions              (34,362,209)    (5,041,961)        (1,183)   (15,543,433)   (54,948,786)

 INTERFUND TRANSFERS, net           2,390,407        547,925     (2,938,332)            -              -
                                -------------- -------------- -------------- -------------- --------------
    Net increase                  146,318,374      8,121,840      7,894,787        295,695    162,630,696
                                -------------- -------------- -------------- -------------- --------------
NET ASSETS AVAILABLE FOR
 BENEFITS, December 31, 2002      515,983,453     59,639,813     73,392,348    (19,547,504)   629,468,110
                                -------------- -------------- -------------- -------------- --------------
NET ASSETS AVAILABLE FOR
 BENEFITS, December 31, 2003    $ 662,301,827  $  67,761,653  $  81,287,135  $ (19,251,809) $ 792,098,806
                                ============== ============== ============== ============== ==============




                                   See accompanying notes to financial statements.


                                          CNF INC. THRIFT AND STOCK PLAN
                            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                       FOR THE YEAR ENDED DECEMBER 31, 2002

                                  Participant
                                   Directed                Non-Participant Directed
                                --------------  --------------------------------------------

                                                Restricted
                                                   CNF         CNF Preferred  CNF Preferred
                                                Common Stock    Stock Fund-    Stock Fund-
                                                   Fund          Allocated     Unallocated       Total
                                               -------------- -------------- -------------- --------------

ADDITIONS:
 Participant contributions       $ 60,069,481  $          -   $          -   $          -   $  60,069,481
 CNF contributions                         -       9,248,496             -       6,650,661     15,899,157
 Rollover contributions             3,063,891             -              -              -       3,063,891
 Allocation of preferred shares
  to TASP participants, at
  cost                                     -              -       7,574,624             -       7,574,624
 Dividend and interest income       5,001,119        656,079             -      10,333,639     15,990,837
 Net depreciation in fair
  value of investments
  (Note 4)                        (84,996,894)      (813,583)      (584,404)    (6,879,949)   (93,274,830)
                                -------------- -------------- -------------- -------------- --------------
    Total additions               (16,862,403)     9,090,992      6,990,220     10,104,351      9,323,160


DEDUCTIONS:
 Distributions to participants    (33,861,648)    (5,137,057)            -              -     (38,998,705)
 Transfers to other plans            (338,453)       (19,997)       (37,108)            -        (395,558)
 Allocation of preferred shares
  to TASP participants, at
  cost                                     -              -              -      (7,574,624)    (7,574,624)
 Allocation of preferred shares
  to CNF EWW Savings Plan
  participants, at cost                    -              -              -        (103,182)      (103,182)
 Interest expense                          -              -              -      (8,284,300)    (8,284,300)
                                -------------- -------------- -------------- -------------- --------------
    Total deductions              (34,200,101)    (5,157,054)       (37,108)   (15,962,106)   (55,356,369)


INTERFUND TRANSFERS, net              891,260       1,901,391    (2,792,651)            -              -
                                -------------- -------------- -------------- -------------- --------------
    Net increase (decrease)       (50,171,244)      5,835,329     4,160,461     (5,857,755)   (46,033,209)
                                -------------- -------------- -------------- -------------- --------------

NET ASSETS AVAILABLE FOR
 BENEFITS, December 31, 2001      566,154,697      53,804,484    69,231,887    (13,689,749)   675,501,319
                                -------------- -------------- -------------- -------------- --------------
NET ASSETS AVAILABLE FOR
 BENEFITS, December 31, 2002    $ 515,983,453  $   59,639,813 $  73,392,348  $ (19,547,504) $ 629,468,110
                                ============== ============== ============== ============== ==============




                                     See accompanying notes to financial statements.


                    CNF INC. THRIFT AND STOCK PLAN
                     NOTES TO FINANCIAL STATEMENTS


1.  Description of Plan

  The following description of the CNF Inc. Thrift and Stock Plan
("the Plan" or "TASP") is provided for general information purposes only. Participants should refer to the Employee Benefits Handbook for more complete information.

  General: The Plan, which is sponsored by CNF Inc. ("CNF"), consists of a profit-sharing portion and a stock bonus portion that provides eligible employees the opportunity to save for their retirement and to increase their ownership in CNF by accumulating CNF stock. The plan also provides medical benefits for retired participants, effective January 1, 2002, as discussed below.

  The Plan is intended to qualify as a profit sharing plan under
Section 401(a) of the Internal Revenue Code ("the Code"), with a salary-deferral feature qualified under Section 401(k) of the Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan also operates, in relevant part, as a leveraged employee stock ownership plan ("ESOP"), and is designed to comply with Section 4975(e)(7) of the Code. Overall responsibility for administering the Plan rests with the CNF Inc. Benefits Administrative Committee ("the Committee"), which is appointed by the Chief Executive Officer of CNF. The Committee reports directly to the Finance Committee of CNF's Board of Directors. The Plan's trustee, T. Rowe Price ("the Trustee"), is responsible for the management and control of the Plan's assets, which are held in individual investment accounts, collectively known as "the Trust."

  Amendments: During 2000, CNF amended the Plan and the Menlo Worldwide Forwarding Inc. Savings Plan ("MWF Savings Plan"), formerly the CNF Inc. EWW Savings Plan. Effective September 19, 2000, the pilots of Emery Worldwide Airlines ceased participation in the Plan and their elective deferrals began being contributed to the MWF Savings Plan. Transfer of the pilots' vested balance in the Plan was transferred to the MWF Savings Plan effective December 20, 2000. The transferred MWF Savings Plan participant accounts will continue to be allocated additional shares of CNF's Series B Cumulative Convertible Preferred Stock ("Preferred Stock") as a substitute for Preferred Stock cash dividends used for debt service, as described below.

  In 2002, the Plan was amended to reflect certain provisions of the Economic Growth and Tax Relief and Reconciliation Act of 2001 ("EGTRRA"), and to reflect compliance with final regulations under Code section 401(a)(9) by adoption of the Internal Revenue Service
("IRS") model amendment pursuant to Rev. Proc. 2002-29.   The changes
made in this amendment were generally effective January 1, 2002, except for the changes made with respect to Code section 401(a)(9), which were effective January 1, 2003.

  In 2002, CNF designated a portion of the ESOP feature of the Plan to be a money purchase pension plan and added medical benefits for retired participants, as described in Note 3, "Retiree Health Savings Account" and Note 8, "Reconciliation to Form 5500."

  Effective January 1, 2003, the Plan was amended and restated to permit in-service withdrawals for financial hardship in accordance with four "safe harbor" reasons (medical expenses, college tuition, purchase of primary residence, or to prevent eviction). Participants who are receiving benefits under a CNF-sponsored long-term disability plan are eligible for in-service withdrawals from the Plan. Previously, such withdrawals were only available if the participant qualified for Social Security disability benefits.

  Eligibility: An employee is eligible to participate in the Plan if the employee is not covered by a collective bargaining agreement, is not a leased employee or is not a nonresident alien. There are no age or service requirements for eligibility except that a supplemental employee must complete one year of service during which the employee works 1,000 hours.

  Contributions: Participants may contribute up to 50% of their compensation, as defined by the Plan and subject to certain limitations. CNF makes matching contributions equal to 50% of participants' contributions, but not exceeding 1.5% of their compensation, as defined. CNF contributions are in the form of allocations of Preferred Stock and CNF Inc. Common Stock ("Common Stock") or in the form of cash.

  Contributions to the Plan consisted of the following:

                                          Years ended December 31,
                                         --------------------------
                                             2003           2002
                                         -----------    -----------
   Matching Contributions:
      Preferred Stock
         CNF match of Preferred Stock     $3,214,643     $3,477,056
         Forfeited Preferred Stock            74,000         63,913

      Common Stock
         CNF match of Common Stock        10,162,067      9,248,496
         Forfeited Common Stock              305,032         51,100
                                         -----------    -----------
                                         $13,755,742    $12,840,565
                                         ===========    ===========

  Cash dividends on CNF preferred stock are used for debt service on the notes payable (see Note 5). Participants are allocated additional CNF preferred stock as a substitute for the cash dividends used for debt service. For the years ended December 31, 2003 and 2002, annual interest requirements were less than annual CNF preferred stock cash dividends received by the Plan.

  As reported in the Statements of Changes in Net Assets Available for Plan Benefits, preferred shares were allocated to TASP and MWF Savings Plan participants at a historical cost of $7,784,917 and $80,216 for the year ended December 31, 2003, respectively, and at a historical cost of $7,574,624 and $103,182 for the year ended December 31, 2002, respectively. The total allocation to the TASP and MWF Savings Plan participants consisted of the following:

                                         Years ended December 31,
                                         ------------------------
                                            2003          2002
                                         ----------    ----------
   CNF's match of preferred stock        $3,214,643    $3,477,056
   Additional preferred stock allocated
    to participants as a substitute
    for cash dividends used for debt
    service                               4,650,490     4,200,750
                                         ----------    ----------
   Total allocation to participants      $7,865,133    $7,677,806
                                         ==========    ==========


  In addition to its match of Preferred and Common Stock, CNF made contributions to the Plan for repayment of the notes payable described in Note 5. Principal payments consisted of the following:

                                         Years ended December 31,
                                         ------------------------
                                            2003          2002
                                         -----------   ----------
   Cash contributions                     $7,706,100   $6,650,661

   CNF preferred stock cash dividends
    in excess of interest on the notes
    payable                                2,393,900    2,049,339
                                         -----------   ----------
   Total principal payments              $10,100,000   $8,700,000
                                         ===========   ==========


  Participant Accounts: The Plan allows participants to select any one or more of the twelve investment funds established under the Plan in which contributions can be invested. CNF's matching contributions cannot be directed by the participant and are deposited into the Preferred Stock Fund - Allocated and Restricted CNF Common Stock Fund. Upon reaching age 55 and having completed at least 10 years of participation in the Plan, participants may elect once each year to transfer up to 100% of their assets from the Restricted CNF Common Stock Fund and Preferred Stock Fund - Allocated to investment options other than CNF equity.

  Allocations of CNF's matching contributions are based upon a percentage of participant contributions, as described above.
Allocations of net Plan earnings are based upon participant account balances, as defined. The benefits to which participants are entitled are the benefits that can be provided from participants' vested accounts.

  Vesting: Participants' contributions plus earnings thereon are immediately vested. CNF's matching contributions are fully vested after two years of service with CNF. If the employee is terminated prior to two years of service with CNF, the matching contributions are forfeited. Forfeited shares of common and preferred stock are used to reduce future CNF contributions.

  Participant Loans: The Plan has a loan provision allowing participants access to funds on a tax-free basis. Loans can be no less than $1,000 and cannot exceed the lesser of $50,000 or 50% of a participant's vested account balance (subject to administrative adjustment to assure compliance with the 50% limit). Loans can be made for a term not to exceed 4-1/2 years and bear interest at a rate determined by the loan committee (prime rate plus 1% for 2003). Loans outstanding at December 31, 2003 bear interest at rates ranging from 5.00% to 10.50%. Principal and interest are paid ratably through payroll deductions.

  Payments and Benefits: Participants can receive a total distribution from their accounts upon death or termination of employment. Disabled participants can receive a distribution of their accounts upon determination of disability, provided they qualify for benefits under CNF's long-term disability coverage. Other types of withdrawals are permitted by the Plan in limited situations. Participants can elect to have their accounts distributed in a single lump sum or in a series of substantially equal annual installments, as defined by the Plan. Distributions will be made in cash except that (1) participant accounts invested in Common Stock can, at the direction of the participant, be paid in shares and (2) participant allocations of Preferred Stock will be converted into shares of Common Stock and can, at the direction of the participant, be paid in shares or in cash.

  Plan Termination: Although CNF has no intention of terminating the Plan, it may do so at any time by resolution of the Board of Directors. In the event that the Plan is terminated, the net assets of the Plan shall be distributed to participants in the amount credited to their accounts.


2.  Summary of Significant Accounting Policies

  Basis of Accounting: The accompanying financial statements have been prepared using the accrual method of accounting.

  Financial Instruments: The investments in the accompanying financial statements are stated at quoted market prices, which approximate fair value as of December 31, 2003 and 2002, except for (1) participant loans outstanding that are valued at cost, which approximates fair value and (2) CNF preferred stock, which does not have a quoted market value and is stated at fair value, as determined by an annual independent appraisal.

  The notes payable of $101,700,000 and $111,800,000 at December 31, 2003 and 2002, respectively, in the accompanying financial statements are stated at their carrying value. The fair value of the notes payable as of December 31, 2003 and 2002 was approximately $110,000,000 and $118,000,000, respectively. Fair value was estimated based on the expected future payments discounted at market rates.

  Investments: The Plan invests in various investments. Investment securities are generally exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect amounts reported in the Statements of Net Assets Available for Benefits.

  Income Recognition: The difference in market value from one period to the next is included in net appreciation (depreciation) in fair value of investments in the accompanying Statements of Changes in Net Assets Available for Benefits. The net appreciation (depreciation) in fair value of investments also includes realized gains and losses.

  Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on the trade-date basis.

  The Plan is charged a wrap fee for each investment transaction recorded in the Trust. Accordingly, these costs result in an overall reduction in the investment returns recorded by each underlying asset.

  Operating Expenses: During 2003, all administrative expenses of the Plan were paid by CNF.

  Payment of Benefits: Benefits paid to participants are recorded upon distribution.

  Reclassifications: Certain prior-year amounts have been reclassified to conform with the current-year presentation.

  Estimates: CNF makes estimates and assumptions when preparing the financial statements in conformity with U.S. generally accepted accounting principles. These estimates and assumptions affect the amounts reported in the accompanying financial statements and notes. Actual results could differ from those estimates.


3.  Retiree Health Savings Account

  Effective January 1, 2002, the Plan was amended to include a medical-benefit component to fund a portion of the postretirement obligations for retirees and their beneficiaries in accordance with Section 401(h) of the Code. A separate account has been established and maintained in the Plan for the net assets related to the medical-benefit component (the "401(h) account"). In accordance with Code Section 401(h), the Plan's investments in the 401(h) account may not be used for, or diverted to, any other purpose other than providing health benefits for retirees and their beneficiaries. Plan participants do not contribute to the 401(h) account. Employer contributions to the 401(h) account are determined annually at the discretion of CNF and are subject to certain limitations as defined by the Code.

  Upon reaching age 45, completing five or more years of service and completing 1000 or more paid hours of service in the Plan year, each non-contractual employee is eligible for a retiree medical allocation with respect to that Plan year. Retiree medical allocations for each 401(h) Plan participant are equal, except participants retiring in the current plan year, for whom the allocation will be a pro-rata portion of the amount allocated to other participants based on the number of quarters employed in the year of retirement. Benefits to individual participants are limited to the total accumulated retiree medical allocation, plus interest credited at an annual rate equal to the five-year Treasury Constant Maturity rate as published by the Federal Reserve Board. In order to access their benefit balance during retirement, a participant must be at least age 55 with at least 10 years of service at retirement, or be at least age 65 at retirement. Any remaining unclaimed benefit will be forfeited to the Plan upon a participant's death or termination of employment prior to retirement eligibility.

4.  Investments

  The following presents investments that represent 5 percent or more of the Plan's net assets as of December 31, 2003 or 2002.


                                                      December 31,
                                                  2003           2002
                                              ------------   ------------
 Participant Directed Investments:
   Shares in Registered Investment
    Companies:
     T. Rowe Price Growth Stock Fund,
      5,182,578 and 4,960,814 shares,
      respectively                            $126,092,132   $ 92,171,921
     T. Rowe Price Equity Income Fund,
      3,972,435 and 3,777,698 shares,
      respectively                              95,974,020     74,760,642
     T. Rowe Price Science and Technology
      Fund, 5,039,668 and 4,457,776 shares,
      respectively                              94,745,756     55,410,154
     PIMCO Total Return Fund, 3,424,254
      and 3,195,715 shares, respectively        36,673,757     34,098,275

   Common Trust Funds:
     T. Rowe Price U.S. Treasury Money Market
      Trust, 82,328,781 and 79,118,495 shares,
      respectively                              82,328,781     79,118,495

   Participant Loans                            48,465,757     44,596,428

   Unrestricted CNF Common Stock, 1,163,283
    and 1,100,802 shares, respectively          39,435,308     36,590,663

 Non-Participant Directed Investments:
   Restricted CNF Common Stock, 1,921,267
    and 1,712,307 shares, respectively          65,130,965     56,917,091
   CNF Preferred Stock - Allocated, 361,751
    and 330,029 shares, respectively            78,138,264     70,296,253
   CNF Preferred Stock - Unallocated,
    396,283 and 447,646 shares,
    respectively                                85,597,062     95,348,592

  The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated
(depreciated) in value as follows:

                                                  Years ended December 31,
                                               ----------------------------
                                                   2003           2002
                                               ------------   -------------
   Shares in registered investment companies   $ 92,595,837   $(76,500,982)
   Common trust funds                            14,280,956     (8,318,879)
   CNF Common Stock                               3,429,352       (990,616)
   CNF Preferred Stock                            1,110,213     (7,464,353)
                                               ------------   -------------
                                               $111,416,358   $(93,274,830)
                                               ============   =============

  In May 1989, the Plan purchased 986,259 shares of CNF preferred stock for $150,009,863 using proceeds from the issuance of the notes described in Note 5. The CNF preferred stock can only be issued to the Plan Trustee. The shares are held by the Trustee and allocated to participant accounts. Upon allocation, the shares are first used to pay the CNF preferred stock cash dividend on shares previously allocated to the participants with the remainder used to satisfy a portion of CNF's matching contribution requirement. In connection with a participant's termination from the Plan, the CNF preferred stock is automatically converted into Common Stock at a rate generally equal to that number of shares of Common Stock that could be purchased for $152.10, but not less than the minimum conversion rate of 4.708 shares of Common Stock for each share of CNF preferred stock.

  At December 31, 2003, outstanding CNF preferred stock of 763,674 shares consisted of 388,095 allocated shares and 375,579 unallocated shares. Allocated shares at December 31, 2003 included 382,454 shares allocated to TASP participant accounts and 5,641 shares allocated to MWF Savings Plan participant accounts. At December 31, 2002, outstanding CNF preferred stock of 784,007 shares consisted of 356,718 allocated shares and 427,289 unallocated shares. Allocated shares at December 31, 2002 included 350,385 shares allocated to TASP participant accounts and 6,333 shares allocated to MWF Savings Plan
participant accounts.    Unallocated shares at December 31, 2003 and
2002 were pledged as collateral against the Plan Notes, as described below. CNF preferred stock of 20,703 and 20,356 shares were allocated to participant accounts after December 31, 2003 and 2002, respectively, but related to participant activity for the years ended December 31, 2003 and 2002, respectively. Accordingly, this CNF preferred stock is accrued as Due from (Due to) the Preferred Stock Fund - Unallocated (Preferred Stock Fund - Allocated) to reflect the accrued allocation between funds. CNF preferred stock is allocated at historical cost.


5.  Notes Payable

  On July 18, 1989, the Plan completed the sale of $150,000,000 in aggregate principal amount of notes ("the Plan Notes") to a group of institutional investors. The proceeds from the sale of the original Plan Notes were used to repay the $150,000,000 bridge loan from CNF to the Plan. The bridge loan had earlier been made to finance the purchase of the CNF preferred stock.

  CNF guarantees the notes issued by CNF's TASP. As of December 31, 2003, there was $39,700,000 aggregate principal amount of Series A TASP notes outstanding, bearing interest at an annual rate of 6.00% and maturing on January 1, 2006, and $62,000,000 aggregate principal amount of Series B TASP notes outstanding, bearing interest at an annual rate of 8.54% and maturing on January 1, 2009. The Series A notes contain financial covenants that require CNF to maintain minimum amounts of net worth and fixed-charge coverage. In August 2003, the Series A notes were amended to exclude any effect of goodwill impairment charges and minimum pension liability adjustments on the requirement for specified levels of consolidated net worth and fixed-charge coverage. Holders of the Series B notes issued by CNF's TASP have the right to require CNF to repurchase those notes if, among other things, both Moody's and Standard & Poor's have publicly rated CNF's long-term senior debt at less than investment grade unless, within 45 days, CNF shall have obtained, through a guarantee, letter of credit or other permitted credit enhancement or otherwise, a credit rating for such notes of at least "A" from Moody's or Standard & Poor's (or another nationally recognized rating agency selected by the holders of such notes) and shall maintain a rating on such notes of "A" or better thereafter. As a result, any further decrease in CNF's long-term senior debt ratings by both of these credit rating agencies would give the holders of TASP notes the right to require CNF to repurchase those notes unless CNF was able to obtain appropriate credit enhancement as described above, and there can be no assurance that CNF would be able to do so.

  The interest expense on all Plan Notes is payable semiannually on January 1 and July 1 and is subject to adjustment in certain circumstances including some changes in applicable tax laws. For the years ended December 31, 2003 and 2002, principal payments were $10,100,000 and $8,700,000, respectively.

  Future maturities of the notes payable to be paid from preferred cash dividends and/or additional cash contributions from CNF are as follows:


                  Series A      Series B         Total
                -----------    ----------     -----------

       2004     $12,000,000   $         -   $ 12,000,000
       2005      12,700,000             -     12,700,000
       2006      15,000,000             -     15,000,000
       2007               -    18,600,000     18,600,000
       2008               -    20,700,000     20,700,000
    Thereafter            -    22,700,000     22,700,000
                -----------   -----------   ------------
                $39,700,000   $62,000,000   $101,700,000
                ===========   ===========   ============

6.  Income Tax Status

  The Internal Revenue Service has determined and informed CNF by a letter dated August 20, 2003 that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax exempt as of the financial statement date.


7.  Related Party Transactions

  Certain Plan investments are shares in registered investment companies and common trust funds managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan and, therefore, these investments and investment transactions qualify as party-in-interest transactions.

8.  Reconciliation to Form 5500

  The following is a reconciliation of net assets available for plan benefits.

                                                      December 31,
                                                   2003           2002
                                               ------------   ------------
Net assets available for benefits -
 financial statements                          $792,098,806   $629,468,110

Net assets held in 401(h) account included
 as assets in Form 5500:
   Employer contribution receivable               4,600,000      4,212,988
   Shares in registered investment companies      4,328,344             -
                                               ------------   ------------
Net assets available for benefits - Form 5500  $801,027,150   $633,681,098
                                               ============   ============


  The assets in the 401(h) account included in Form 5500 are not available to pay 401(k) benefits but can be used only to pay retiree health benefits.

  The following are reconciliations of the changes in net assets available for plan benefits:
                                                 Retiree
                                                 Health
                                                 Savings
                                                 Account
                                 Financial       (401(h)
                                 Statements      Account)      Form 5500
                                ------------   -----------   ------------
For the year ended
 December31, 2003:
  Net appreciation
   (depreciation) in fair
   value of investments         $111,416,358   $  (43,158)   $111,373,200
  Dividend and interest
   income                         14,880,662      177,697      15,058,359
  CNF Contributions               17,868,167    4,600,000      22,468,167
  Distributions to
   participants                  (39,401,001)     (19,183)    (39,420,184)

For the year ended
 December 31, 2002:
  Net depreciation in fair
   value of investments         $(93,274,830)  $        -    $(93,274,830)
  Dividend and interest
   income                         15,990,837            -      15,990,837
  CNF Contributions               15,899,157    4,212,988      20,112,145
  Distributions to
   participants                 (38,998,705)            -     (38,998,705)


9.  Subsequent Event

  Effective January 1, 2004, the Plan was amended to permit employees whose company match is vested (after two years of service, as described in Note 1, "Description of Plan--Vesting") to elect to receive dividend payments on their CNF Common Stock in the form of a taxable cash payment. Previously, all dividends on CNF Common Stock were reinvested in the plan.


                                                                  SCHEDULE I
                               CNF INC.
                         THRIFT AND STOCK PLAN
                            EIN 94-1444798
                             PLAN NO. 003
    SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                        AS OF DECEMBER 31, 2003


                     Description of Investment
                             Including
Identity of Issue     Maturity Date, Rate of
Borrower, Lessor           Interest,
    Similar             Collateral, Par or                       Current
     Party                Maturity Value              Cost        Value
----------------  ------------------------------  ------------  ------------

                    Shares in registered
                     investment companies:
*T. Rowe Price      Growth Stock Fund
                     (5,182,578.378 shares)       $132,752,756  $126,092,132
*T. Rowe Price      Equity Income Fund
                     (3,972,434.617 shares)         88,649,662    95,974,020
*T. Rowe Price      Science and Technology Fund
                     (5,039,667.855 shares)        136,629,044    94,745,756
*T. Rowe Price      International Stock Fund
                     (1,934,096.439 shares)          24,052,029   22,222,768
*T. Rowe Price      Small-Cap Stock Fund
                     (680,416.165 shares)            16,317,495   19,038,044
PIMCO               PIMCO Total Return Fund
                     (3,424,253.719 shares)          36,579,707   36,673,757
Undiscovered        Undiscovered Managers Small
 Managers LLC        Cap Growth Fund
                     (663,239.720 shares)             5,540,522    6,924,223

                    Common Trust Funds:
*T. Rowe Price       Equity Index Trust
                     (1,010,908.692 shares)          29,365,255   31,206,751
*T. Rowe Price      Bond Index Trust
                     (644,941.658 shares)            11,979,656   13,595,370
*T. Rowe Price      U.S. Treasury Money Market
                     Trust (82,328,781.300
                     shares)                         82,328,781   82,328,781
*T. Rowe Price      Retirement Strategy
                     Trust-Balanced
                     (1,926,935.617 shares)          37,468,463   43,914,863

*Plan Participants  Participant loans with
                     interest from 5.00% to
                     10.50% and maturity dates
                     from 2004 to 2008                        -   48,465,757

                    Common Stock:
*CNF Inc.           Unrestricted CNF Common Stock
                     (1,163,283.423 shares)          33,802,912   39,435,308
*CNF Inc.           Restricted CNF Common Stock
                     (1,921,267.363 shares)          54,916,571   65,130,965


                    Preferred Stock:
*CNF Inc.           CNF Preferred Stock -
                     Allocated (361,751.219          54,995,931   78,138,264
                     shares)
*CNF Inc.           CNF Preferred Stock -
                     Unallocated (396,282.697        60,274,598   85,597,062
                     shares)                                    ------------
                                                                $889,483,821

PIMCO               Investments held in 401(h)
                    account:
                     PIMCO Total Return Fund
                     (404,140.475 shares)             4,371,625    4,328,344
                                                                ------------
                                                                $893,812,165
                                                                ============

*Represents a party-in-interest as of December 31, 2003.

NOTE:  Cost is calculated using the moving average method.


  See accompanying report of independent registered public accounting firm.